Exhibit 99.1

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
The term “Annual Report on Form 20-F” refers to Dole’s annual report on Form 20-F for the year ended December 31, 2024, filed on March 11, 2025 by Dole plc (File No. 001-40695).
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.
PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2025	December 31, 2024

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$316,911	$330,017
Short-term investments	6,216	6,019
Trade receivables, net of allowances for credit losses of $21,313 and $19,493, respectively	657,055	473,511
Grower advance receivables, net of allowances for credit losses of $34,004 and $29,304, respectively	107,943	104,956
Other receivables, net of allowances for credit losses of $14,804 and $15,248, respectively	136,724	125,412
Inventories, net of allowances of $4,325 and $4,178, respectively	415,773	430,090
Prepaid expenses	69,717	66,136
Other current assets	16,662	15,111
Fresh Vegetables current assets held for sale	351,177	332,042
Other assets held for sale	2,491	1,419
Total current assets	2,080,669	1,884,713
Long-term investments	14,294	14,630
Investments in unconsolidated affiliates	138,128	129,322
Actively marketed property	45,391	45,778
Property, plant and equipment, net of accumulated depreciation of $573,635 and $498,895, respectively	1,099,285	1,082,056
Operating lease right-of-use assets	357,685	337,468
Goodwill	448,798	429,590
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $131,007 and $118,956, respectively	22,378	25,238
Other assets	116,538	108,804
Deferred tax assets, net	83,836	82,484
Total assets	$4,713,282	$4,446,363
LIABILITIES AND EQUITY
Accounts payable	$727,335	$648,586
Income taxes payable	47,052	42,753
Accrued liabilities	429,844	437,017
Bank overdrafts	25,404	11,443
Current portion of long-term debt, net	73,639	80,097
Current maturities of operating leases	68,144	62,896
Payroll and other tax	32,499	28,056
Contingent consideration	4,745	3,399
Pension and other postretirement benefits	18,116	18,491
Fresh Vegetables current liabilities held for sale	195,737	244,669
Dividends payable and other current liabilities	22,934	14,696
Total current liabilities	1,645,449	1,592,103
Long-term debt, net	998,876	866,075
Operating leases, less current maturities	293,669	280,836
Deferred tax liabilities, net	68,568	79,598
Income taxes payable, less current portion	—	6,210
Contingent consideration, less current portion	1,195	4,007
Pension and other postretirement benefits, less current portion	130,944	129,870
Other long-term liabilities	50,821	52,746
Total liabilities	$3,189,522	$3,011,445
Contingencies (See Note 16)
Redeemable noncontrolling interests	35,398	35,554
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 95,163 and 95,041 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	952	950
Additional paid-in capital	798,457	801,099
Retained earnings	690,355	657,430
Accumulated other comprehensive loss	(113,372)	(166,180)
Total equity attributable to Dole plc	1,376,392	1,293,299
Equity attributable to noncontrolling interests	111,970	106,065
Total equity	1,488,362	1,399,364
Total liabilities, redeemable noncontrolling interests and equity	$4,713,282	$4,446,363

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465
Cost of sales	(2,210,127)	(1,923,505)	(4,127,338)	(3,850,202)
Gross profit	218,300	200,586	400,493	395,263
Selling, marketing, general and administrative expenses	(124,308)	(116,604)	(242,720)	(235,554)
Gain on disposal of businesses	48	1,995	409	75,945
Gain (loss) on asset sales	9,323	(89)	13,124	328
Impairment of goodwill	—	—	—	(36,684)
Impairment and asset write-downs of property, plant and equipment	(144)	—	(182)	(1,277)
Operating income	103,219	85,888	171,124	198,021
Other (expense) income, net	(18,716)	6,377	(19,064)	13,999
Interest income	2,955	2,624	5,995	5,703
Interest expense	(17,516)	(18,788)	(34,698)	(36,736)
Income from continuing operations before income taxes and equity earnings	69,942	76,101	123,357	180,987
Income tax expense	(25,504)	(25,460)	(43,082)	(59,861)
Equity method earnings	8,501	5,406	16,793	6,408
Income from continuing operations	52,939	56,047	97,068	127,534
(Loss) income from discontinued operations, net of income taxes	(34,950)	32,018	(34,920)	25,967
Net income	17,989	88,065	62,148	153,501
Net income attributable to noncontrolling interests	(8,023)	(7,948)	(13,270)	(3,241)
Net income attributable to Dole plc	$9,966	$80,117	$48,878	$150,260

Income (loss) per share - basic:
Continuing operations	$0.47	$0.51	$0.88	$1.31
Discontinued operations	(0.37)	0.34	(0.37)	0.27
Net income per share attributable to Dole plc - basic	$0.10	$0.85	$0.51	$1.58

Income (loss) per share - diluted:
Continuing operations	$0.46	$0.50	$0.87	$1.30
Discontinued operations	(0.36)	0.34	(0.36)	0.27
Net income per share attributable to Dole plc - diluted	$0.10	$0.84	$0.51	$1.57

Weighted-average shares:
Basic	95,145	94,930	95,127	94,930
Diluted	95,850	95,340	95,763	95,285

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Net income	$17,989	$88,065	$62,148	$153,501
Other comprehensive income (loss), net of tax:
Net unrealized (loss) gain on derivatives	(16,008)	(2,834)	(28,008)	2,413
Foreign currency translation adjustment	57,840	(6,093)	90,347	(25,079)
Total other comprehensive income (loss)	41,832	(8,927)	62,339	(22,666)
Comprehensive income	59,821	79,138	124,487	130,835
Comprehensive (income) loss attributable to noncontrolling interests	(14,563)	(6,270)	(22,801)	843
Comprehensive income attributable to Dole plc	$45,258	$72,868	$101,686	$131,678

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024

Operating Activities	(U.S. Dollars in thousands)
Net income	$62,148	$153,501
Loss (income) from discontinued operations, net of taxes	34,920	(25,967)
Income from continuing operations	97,068	127,534
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	54,777	48,395
Impairment of goodwill	—	36,684
Impairment and asset write-downs of property, plant and equipment	182	1,277
Net gain on sale of assets	(13,124)	(328)
Net gain on sale of businesses	(409)	(75,945)
Net loss (gain) on financial instruments	26,036	(7,096)
Stock-based compensation expense	3,185	4,133
Equity method earnings	(16,793)	(6,408)
Noncash debt refinancing expenses	1,921	—
Amortization of debt discounts and debt issuance costs	2,654	4,780
Deferred tax benefit	(2,831)	(12,704)
Pension and other postretirement benefit plan expense	2,868	1,088
Dividends received from equity method investments	6,268	4,193
Gain on insurance proceeds	(3,869)	(527)
Other	(1,565)	417
Changes in operating assets and liabilities:
Receivables, net of allowances	(211,944)	(127,190)
Inventories	25,736	(3,772)
Prepaids, other current assets and other assets	(12,816)	(7,282)
Accounts payable, accrued liabilities and other liabilities	(17,790)	18,009
Net cash (used in) provided by operating activities - continuing operations	(60,446)	5,258
Investing activities
Sales of assets	10,076	1,898
Capital expenditures	(72,196)	(35,693)
Proceeds from sale of businesses, net of transaction costs	409	115,845
Insurance proceeds	18,971	527
Purchases of investments	(1)	(260)
Purchases of unconsolidated affiliates	(1,589)	(388)
Acquisitions, net of cash acquired	(1,882)	(685)
Other	(13)	(1,894)
Net cash (used in) provided by investing activities - continuing operations	(46,225)	79,350
Financing activities
Proceeds from borrowings and overdrafts	1,151,108	908,034
Repayments on borrowings and overdrafts and payment of debt refinancing fees	(1,002,113)	(1,021,795)
Dividends paid to shareholders	(15,934)	(15,189)
Dividends paid to noncontrolling interests	(7,962)	(19,445)
Payment of contingent consideration	(919)	(996)
Net cash provided by (used in) financing activities - continuing operations	124,180	(149,391)
Effect of foreign exchange rate changes on cash	18,859	(8,079)
Net cash (used in) provided by operating activities - discontinued operations	(23,870)	18,464
Net cash used in investing activities - discontinued operations	(4,850)	(1,720)
Cash (used in) provided by discontinued operations, net	(28,720)	16,744
Increase (decrease) in cash and cash equivalents	7,648	(56,118)
Cash and cash equivalents at beginning of period, including discontinued operations	331,719	277,005
Cash and cash equivalents at end of period, including discontinued operations	$339,367	$220,887
Supplemental cash flow information:
Income tax payments, net of refunds	$(53,567)	$(56,096)
Interest payments on borrowings	$(32,119)	$(33,832)

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2024	$950	$801,099	$657,430	$(166,180)	$1,293,299	$106,065	$1,399,364	$35,554
Net income	—	—	38,912	—	38,912	1,457	40,369	3,525
Dividends declared	—	—	(7,735)	—	(7,735)	(1,929)	(9,664)	(261)
Stock-based compensation	1	1,446	—	—	1,447	—	1,447	—
Other noncontrolling interest activity, net	—	(5,623)	—	—	(5,623)	(1,325)	(6,948)	(5,641)
Other redeemable noncontrolling interest activity, net	—	(2)	—	—	(2)	—	(2)	2
Other comprehensive income (loss), net of income tax	—	—	—	17,516	17,516	3,056	20,572	(65)
Balance as of March 31, 2025	$951	$796,920	$688,607	$(148,664)	$1,337,814	$107,324	$1,445,138	$33,114
Net income	$—	$—	$9,966	$—	$9,966	$7,455	$17,421	$841
Dividends declared	—	—	(8,218)	—	(8,218)	(5,494)	(13,712)	(278)
Stock-based compensation	1	1,393	—	—	1,394	—	1,394	—
Other noncontrolling interest activity, net	—	13	—	—	13	(3,530)	(3,517)	1,527
Other redeemable noncontrolling interest activity, net	—	131	—	—	131	—	131	(131)
Other comprehensive income, net of income tax	—	—	—	35,292	35,292	6,215	41,507	325
Balance as of June 30, 2025	$952	$798,457	$690,355	$(113,372)	$1,376,392	$111,970	$1,488,362	$35,398

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2023	$949	$796,800	$562,562	$(110,791)	$1,249,520	$137,144	$1,386,664	$34,185
Net income (loss)	—	—	70,143	—	70,143	(5,333)	64,810	536
Dividends declared	—	—	(7,722)	—	(7,722)	(6,895)	(14,617)	(278)
Stock-based compensation	—	1,832	—	—	1,832	—	1,832	—
Other noncontrolling interest activity, net	—	—	—	—	—	347	347	—
Other redeemable noncontrolling interest activity, net	—	883	—	—	883	—	883	(883)
Disposal of the Progressive Produce business	—	—	—	—	—	(13,817)	(13,817)	—
Other comprehensive income (loss), net of income tax	—	—	—	(11,333)	(11,333)	(2,612)	(13,945)	206
Balance as of March 31, 2024	$949	$799,515	$624,983	$(122,124)	$1,303,323	$108,834	$1,412,157	$33,766
Net income	$—	$—	$80,117	$—	$80,117	$7,478	$87,595	$593
Dividends declared	—	—	(7,596)	—	(7,596)	(11,998)	(19,594)	(274)
Stock-based compensation	1	1,986	—	—	1,987	—	1,987	—
Other noncontrolling interest activity, net	—	11	—	—	11	75	86	—
Other redeemable noncontrolling interest activity, net	—	262	—	—	262	—	262	(262)
Other comprehensive (loss), net of income tax	—	—	—	(7,249)	(7,249)	(1,672)	(8,921)	(6)
Balance as of June 30, 2024	$950	$801,774	$697,504	$(129,373)	$1,370,855	$102,717	$1,473,572	$33,817
See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and has a strong presence in growing categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 100 countries worldwide. With operations in 30 countries, these products are distributed and marketed in over 85 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
As a result of the Company’s decision to exit the fresh vegetables (“Fresh Vegetables”) division (the “Vegetables exit process”), the Fresh Vegetables division’s results are reported separately as discontinued operations, net of income taxes, in the condensed consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in the condensed consolidated balance sheets as assets and liabilities held for sale. Additionally, its cash flows have been separately stated as discontinued operations in the condensed consolidated statements of cash flows for all periods presented. See Note 4 “Acquisitions and Divestitures” for additional detail.
On August 1, 2025, the Company entered into a definitive agreement with OG Holdco LLC, a Delaware limited liability company (“OG Holdco” or the “Buyer”), the parent company of organicgirl LLC, a portfolio company of Arable Capital Partners, LLC (“Arable”), pursuant to which Dole agreed to sell the Fresh Vegetables division to OG Holdco (“the Transaction”). On August 5, 2025, the Transaction closed for an aggregate purchase price of approximately $140.0 million and the Company completed the Vegetables exit process. See Note 20 “Subsequent Events” for additional detail.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission for interim financial information. As such, the interim financial statements do not include all information and notes required for annual financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to state fairly Dole’s financial position, results of operations and cash flows.
Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.
Intercompany accounts and transactions have been eliminated on consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic conditions and security risks. The interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements in the Company’s Annual Report on Form 20-F.
For further information on management estimates and Dole’s significant accounting policies, refer to the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F. There have been no material changes from the significant accounting policies disclosed in the Annual Report on Form 20-F.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances interim and annual segment disclosure requirements, including disclosure of certain significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Dole adopted the updated disclosure guidance for the annual reporting period beginning January 1, 2024. The amendments in this update were applied retrospectively to all prior periods presented. Refer to Note 6 “Segments” for the Company’s segment disclosures.

New Accounting Pronouncements Not Yet Adopted
ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances certain income tax disclosure requirements, including additional disclosure related to the income tax rate reconciliation and income taxes paid. The amendments in this update are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the potential impact of the new requirements on income tax disclosures.
ASU 2024-03 and ASU 2025-01 – Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which enhances interim and annual disclosure requirements of certain costs and expenses, including the disaggregation of each relevant expense caption of the income statement into certain expense categories, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities. Additionally, the FASB issued ASU 2025-01 in January 2025, to clarify the effective date. The amendments in this update are effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of the new requirements.

ASU 2025-05 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient that allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The amendments in this update are effective for interim and annual periods beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the potential impact of the practical expedient in this update.
NOTE 4 — ACQUISITIONS AND DIVESTITURES
Vegetables Exit Process

On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Fresh Express Agreement”) with Fresh Express Acquisition, LLC (“Fresh Express”), pursuant to which Fresh Express agreed to acquire the Fresh Vegetables division. On March 27, 2024, the Fresh Express Agreement was terminated due to a failure to obtain regulatory approval, and Dole announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business.
The Fresh Vegetables division comprises substantially all of the assets and liabilities of the former Fresh Vegetables reportable segment. As of June 30, 2025, certain assets and liabilities of the Fresh Vegetables reportable segment that are excluded from the exit process are not material, individually or in the aggregate.

The Company determined that exiting the Fresh Vegetables business represents a strategic shift that will have a material effect on the Company’s operations and results. As such, the results of the Fresh Vegetables division have been classified as discontinued operations in the condensed consolidated statements of operations for the periods presented, and its related assets and liabilities have been classified as held for sale in the condensed consolidated balance sheets as of March 31, 2023 and onwards. As a result, depreciation on property, plant and equipment and amortization on operating lease right-of-use assets have ceased as of March 31, 2023. The total amount of depreciation and amortization not recorded from March 31, 2023 to June 30, 2025 was $100.0 million. In accordance with held-for-sale disposal group measurement guidance, an after-tax cumulative loss of $123.5 million (gross cumulative loss of $165.8 million net of a deferred tax credit of $42.3 million) has been recorded as of June 30, 2025 to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell. The after-tax impact of this loss in the three and six months ended June 30, 2025 was $37.8 million (gross loss of $50.7 million net of a deferred tax credit of $12.9 million) and $45.3 million (gross loss of $60.9 million net of a deferred tax credit of $15.5 million), respectively. The cumulative pre-tax loss is presented as a valuation allowance against the disposal group and is not allocated to specific assets and liabilities and the adjustment to deferred taxes is recorded within deferred income tax liabilities, net. The estimated fair value was based on ongoing negotiations with potential market participants and therefore utilizes unobservable (Level 3) inputs.

Upon exiting the business, Dole does not anticipate having significant continuing involvement with the Fresh Vegetables division.
On August 1, 2025, the Company entered into the Transaction with OG Holdco to sell the Fresh Vegetables division. On August 5, 2025, the Transaction closed for aggregate purchase price of approximately $140.0 million and the Company completed the Vegetables exit process. See Note 20 “Subsequent Events” for additional detail.

The following tables present the results of the Fresh Vegetables division as reported in income (loss) from discontinued operations, net of income taxes, in the condensed consolidated statements of operations and the carrying value of assets and liabilities as presented within discontinued operations assets and liabilities held for sale in the condensed consolidated balance sheets.

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Revenues, net	$247,242	$297,505	$492,235	$587,795
Cost of sales	(231,023)	(265,091)	(456,610)	(526,621)
Gross profit	16,219	32,414	35,625	61,174
Selling, marketing, general and administrative expenses	(9,962)	(10,952)	(20,588)	(22,469)
Transaction and other operating costs	(156)	(259)	(279)	(714)
Loss on asset sales	—	—	—	(221)
Operating income from discontinued operations	6,101	21,203	14,758	37,770
Other (expense) income, net	(260)	876	239	885
Net interest income (expense)[1]	26	(217)	65	(1,653)
Income from discontinued operations before income taxes	5,867	21,862	15,062	37,002
Loss on classification as held for sale before income taxes	(50,700)	—	(60,913)	—
Total (loss) income from discontinued operations before income taxes	(44,833)	21,862	(45,851)	37,002
Income tax benefit (expense)	10,156	10,279	10,939	(11,003)
Income from discontinued operations attributable to noncontrolling interests	(273)	(123)	(8)	(32)
(Loss) income from discontinued operations, net of income taxes	$(34,950)	$32,018	$(34,920)	$25,967
1 Net interest income presented within discontinued operations is net of interest expense.

	June 30, 2025	December 31, 2024

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$22,456	$1,702
Current receivables, net[1]	71,799	12,721
Inventories, net	25,891	32,259
Prepaid expenses and other current assets	9,460	6,724
Property, plant and equipment, net	253,456	248,545
Operating lease right-of-use assets	116,385	115,917
Other noncurrent assets	17,529	19,060
Loss recognized on classification as held for sale	(165,799)	(104,886)
Total Fresh Vegetables assets held for sale	$351,177	$332,042
Fresh Vegetables current assets held for sale	351,177	332,042
Fresh Vegetables non-current assets held for sale	—	—
Total Fresh Vegetables assets held for sale	$351,177	$332,042
LIABILITIES
Accounts payable	$59,883	$61,646
Accrued and other current liabilities	55,214	75,185
Operating lease liabilities	57,320	70,541
Deferred income tax liabilities	7,331	19,783
Other long-term liabilities	15,989	17,514
Total Fresh Vegetables liabilities held for sale	$195,737	$244,669
Fresh Vegetables current liabilities held for sale	195,737	244,669
Fresh Vegetables non-current liabilities held for sale	—	—
Total Fresh Vegetables liabilities held for sale	$195,737	$244,669
1As of December 31, 2024, Fresh Vegetables sold its trade receivables under the facility with recourse provisions described in Note 8 “Receivables and Allowances for Credit Losses”, amounting to $62.2 million. As of June 30, 2025, Fresh Vegetables’ position under the facility was settled and these receivables are included within the disposal group.
Sale of Progressive Produce
On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings, LLC (“PTF Holdings”) pursuant to which Dole agreed to sell its 65.0% stake in Progressive Produce (the “Progressive Produce business”) to PTF Holdings for gross proceeds of $120.3 million in cash (the “Progressive Transaction”). On March 13, 2024, Dole completed the Progressive Transaction. The Progressive Produce business was reported within the Diversified Fresh Produce – Americas and the Rest of World (“Diversified Fresh Produce – Americas and ROW”) reportable segment. As a result of the sale, Dole recognized a gain on the sale of $75.9 million for the six months ended June 30, 2024, included within gain on disposal of business in the condensed consolidated statements of operations. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million. During the six months ended June 30, 2024, Progressive Produce comprised $77.9 million of Dole’s consolidated net revenue. Associated transaction costs were not material. During the six months ended June 30, 2025, Dole recognized an incremental gain on the sale of $0.4 million related to amounts that were released from escrow.
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings and in divestitures to align with Dole’s long-term strategy. Other acquisitions and divestitures of subsidiaries in the three and six months ended June 30, 2025 and June 30, 2024 were not material. In the six months ended June 30, 2025 and June 30, 2024, total goodwill acquired was not material and there were no material gains or losses recorded for other acquisition and divestiture activity of subsidiaries in either period.
See Note 18 “Investments in Unconsolidated Affiliates” for additional detail on a divestiture of ownership shares in an equity method investee.

NOTE 5 — REVENUE
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories, tropical fruit and diversified produce. Tropical fruit primarily consists of bananas, pineapples and plantains, and diversified produce primarily consists of all other fruit, vegetables and other produce. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products.
Revenue also includes service revenue, which includes third-party freight services and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on the Company’s vessels. Net service revenues were less than 10% of total revenue for the three and six months ended June 30, 2025 and June 30, 2024.
The following table presents the Company's disaggregated revenue by similar types of products and services for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Diversified produce	$1,456,378	$1,289,146	$2,684,334	$2,605,966
Tropical fruit	874,207	749,148	1,653,776	1,464,112
Health foods and consumer goods	40,925	34,331	76,272	68,068
Commercial cargo	47,350	44,887	94,909	90,190
Other	9,567	6,579	18,540	17,129
Total revenue, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465
The following table presents the Company's disaggregated revenue by channel for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Third party revenue:	(U.S. Dollars in thousands)
Retail	$1,409,126	$1,254,172	$2,584,391	$2,483,019
Wholesale	830,953	676,017	1,568,885	1,374,131
Food service	115,741	121,987	218,847	233,717
Commercial cargo	47,350	44,887	94,909	90,190
Other	4,371	1,588	7,470	7,757
Revenue from sales to unconsolidated affiliates	20,886	25,440	53,329	56,651
Total revenue, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465
NOTE 6 — SEGMENTS
Accounting for the anticipated exit from the Fresh Vegetables division, Dole has the following three reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas, pineapples and plantains which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.

Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, United Kingdom (“U.K.”), Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s United States (“U.S.”), Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally-sourced fresh produce, including avocados, kiwis, apples, berries and cherries, from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the financial measures regularly reviewed by the CODM. The CODM uses Revenue and Adjusted EBITDA in assessing the performance of each segment. Revenue and Adjusted EBITDA are used to monitor budget versus actual operating results to evaluate the performance of a segment, make decisions on capital and operating funding, consider opportunities to increase profitability and establish management’s compensation. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
All transactions between reportable segments are eliminated in consolidation.
Adjusted EBITDA is reconciled below to net income by (1) adding the income or subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the three and six months ended June 30, 2025 and June 30, 2024, included subtracting impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, subtracting restructuring charges and costs for legal matters not in the ordinary course of business and subtracting debt refinancing expenses; and (8) the Company’s share of these items from equity method investments.
The following tables provide revenue, other segment items and Adjusted EBITDA by reportable segment:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$972,591	$851,451	$1,850,736	$1,675,680
Diversified Fresh Produce — EMEA	1,100,797	944,851	1,992,884	1,798,449
Diversified Fresh Produce — Americas & ROW	386,348	356,057	749,761	832,939
Total segment revenue	2,459,736	2,152,359	4,593,381	4,307,068
Intersegment revenue	(31,309)	(28,268)	(65,550)	(61,603)
Total consolidated revenue, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465

Segment Adjusted EBITDA:[1]
Fresh Fruit	$72,756	$70,619	$136,087	$140,054
Diversified Fresh Produce – EMEA	48,984	42,695	76,644	68,654
Diversified Fresh Produce – Americas & ROW	15,378	12,107	29,209	26,812
Adjustments:
Income tax expense	(25,504)	(25,460)	(43,082)	(59,861)
Interest expense	(17,516)	(18,788)	(34,698)	(36,736)
Depreciation	(26,496)	(22,388)	(51,309)	(44,236)
Amortization of intangible assets	(1,737)	(1,886)	(3,468)	(4,159)
Mark to market (losses) gains	(17,153)	2,214	(23,069)	5,084
Gain (loss) on asset sales	8,737	—	11,178	(31)
Gain on disposal of businesses	48	1,995	409	75,945
Impairment of goodwill	—	—	—	(36,684)
Asset write-downs, net of insurance proceeds	3,617	(147)	3,617	1,699
Other items	(3,190)	73	(3,284)	27
Items in equity method earnings:
Dole’s share of depreciation	(1,793)	(1,491)	(3,460)	(3,471)
Dole’s share of amortization	(131)	(550)	(357)	(1,103)
Dole’s share of income tax expense	(2,263)	(1,694)	(3,430)	(2,261)
Dole’s share of interest expense	(917)	(911)	(1,708)	(1,861)
Dole’s share of gain on disposal of business interests	(4)	—	7,679	—
Dole’s share of other items	123	(341)	110	(338)
Income from continuing operations	52,939	56,047	97,068	127,534
Gain (loss) from discontinued operations, net of income taxes	(34,950)	32,018	(34,920)	25,967
Net income	$17,989	$88,065	$62,148	$153,501
1 The difference between Segment Revenue and Segment Adjusted EBITDA is other segment items for each segment. Other segment items for each segment include the following: 1) cost of sales, inclusive of intersegment amounts and exclusive of depreciation and mark-to-market activity as defined above; 2) selling, marketing, general and administrative expenses, exclusive of depreciation, amortization, and extraordinary restructuring and legal costs; 3) gain on asset sales for disposals of property, plant and equipment that do not qualify as assets held for sale or actively marketed property or sales-type leases; 4) impairment and asset write-downs of property, plant and equipment that are not extraordinary in nature; 5) other income (expense), exclusive of mark-to-market activity as defined above; 6) interest income; and 7) equity method earnings, exclusive of the Company’s share of depreciation, amortization, income taxes, interest and other items. Other segment items are not regularly provided to and not regularly reviewed by the CODM. The CODM uses budgeted, forecasted and consolidated expense information when reviewing performance. In the three months ended June 30, 2025 and June 30, 2024, Fresh Fruit other segment items were $899.8 million and $780.8 million, respectively. In the three months ended June 30, 2025 and June 30, 2024, Diversified Fresh Produce – EMEA other segment items were $1.1 billion and $902.2 million, respectively. In the three months ended June 30, 2025 and June 30, 2024, Diversified Fresh Produce – Americas & ROW other segment items were $371.0 million and $344.0 million, respectively. In the six months ended June 30, 2025 and June 30, 2024, Fresh Fruit other segment items were $1.7 billion and $1.5 billion, respectively. In the six months ended June 30, 2025 and June 30, 2024, Diversified Fresh Produce – EMEA other segment items were $1.9 billion and $1.7 billion, respectively. In the six months ended June 30, 2025 and June 30, 2024, Diversified Fresh Produce – Americas & ROW other segment items were $720.6 million and $806.1 million, respectively.

NOTE 7 — OTHER (EXPENSE) INCOME, NET
Included in other (expense) income, net, in Dole’s condensed consolidated statements of operations were the following items:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Rental income	$2,024	$2,057	$3,836	$4,115
Unrealized (loss) gain on foreign currency denominated borrowings	(19,093)	2,507	(23,447)	5,487
Realized (loss) gain on fair value hedges	(39)	426	(200)	565
Unrealized gain on fair value hedges	720	92	792	1,039
Unrealized gain on interest rate swaps	196	—	196	—
Gain on investments	526	182	960	496
Non-service components of net periodic pension (cost) income	(443)	906	(745)	1,255
(Loss) gain on contingent consideration	(38)	(136)	1,255	(152)
Debt refinancing expenses	(3,182)	—	(3,182)	—
Other	612	343	1,471	1,194
Other (expense) income, net	$(18,716)	$6,377	$(19,064)	$13,999
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of June 30, 2025 and December 31, 2024 were $657.1 million and $473.5 million, net of allowances for credit losses of $21.3 million and $19.5 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue and gross trade receivables. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer type and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$(19,493)
Additional provisions in the period	(4,430)
Recoveries of amounts previously reserved	3,041
Balance sheet write-offs	872
Balance sheet reclassifications	12
Foreign exchange impact	(1,315)
Balance as of June 30, 2025	$(21,313)
Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. In May 2025, the Company amended and extended its arrangement with Rabobank, which contains such recourse provisions, with the revised end date of May 7, 2028. Dole derecognizes all sold receivables from the condensed consolidated balance sheets, as it accounts for the transfers as sales under ASC 860, Transfers and Servicing.

As of June 30, 2025, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $29.7 million and $255.0 million, respectively. As of December 31, 2024, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $21.4 million and $255.0 million, respectively. The fees associated with the sale of such receivables are recorded in interest expense in the condensed consolidated statements of operations. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Grower Advances
Dole makes cash advances and materials advances to third-party growers for various production needs, including labor, fertilization, irrigation, pruning and harvesting costs, and additionally incurs other supply chain costs on behalf of third-party growers that are recorded as grower advance receivables. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made to the growers during a normal seasonal growing cycle to support operational working capital needs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the condensed consolidated balance sheets.
Term advances are made to support longer-term grower investments. These advances are long-term in nature, are typically secured by long-term grower assets and usually involve a long-term supply agreement for the marketing of fruit. These advances typically have structured repayment terms which are payable over the term of the advance or supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of supply agreements and term advances is generally one to ten years. The current portion of term advances is classified as grower advance receivables, net, and the non-current portion of term advances is classified as other assets in the condensed consolidated balance sheets.
Both working capital advances and term advances may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements.
The following table summarizes growers advances as of June 30, 2025 and December 31, 2024 based on whether the advances are secured or unsecured:

	June 30, 2025		December 31, 2024
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$87,400	$23,513	$54,864	$22,762
Allowance for secured advances to growers and suppliers	(12,441)	(2,063)	(13,217)	(3,282)
Unsecured gross advances to growers and suppliers	54,547	10,580	79,396	5,792
Allowance for unsecured advances to growers and suppliers	(21,563)	(4,566)	(16,087)	(4,463)
Net advances to growers and suppliers	$107,943	$27,463	$104,956	$20,809
Of the $135.4 million and $125.8 million of net advances to growers and suppliers as of June 30, 2025 and December 31, 2024, respectively, $12.6 million were considered past due at the end of both periods.
Dole monitors these receivables on a regular basis and estimates expected credit losses for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on factors such as historical credit loss information, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions, and other miscellaneous factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest or when the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.

A rollforward of the allowance for expected credit losses related to grower loans and advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$(37,049)
Additional provisions in the period	(3,675)
Recoveries of amounts previously reserved	586
Balance sheet write-offs	71
Balance sheet reclassifications	(606)
Foreign exchange impact	40
Balance as of June 30, 2025	$(40,633)
Other Receivables
Other receivables, net, are recognized at net realizable value, which reflects the net amount expected to be collected. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the condensed consolidated balance sheets. Other receivables primarily comprise value-added taxes (“VAT”) receivables, other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.
Total other receivables as of June 30, 2025 and December 31, 2024 were $157.0 million and $143.1 million, net of allowances for credit losses of $19.4 million and $19.8 million, respectively. Of these amounts outstanding, VAT receivables represent $39.7 million and $39.6 million, respectively, net of allowances of $13.8 million and 13.9 million, respectively. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of June 30, 2025 and December 31, 2024, the allowance related to non-trade receivables from customers, suppliers and other third parties was not significant.
NOTE 9 — INCOME TAXES
Dole recorded income tax expense of $25.5 million on $69.9 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2025 and income tax expense of $43.1 million on $123.4 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2025. Dole recorded income tax expense of $25.5 million on $76.1 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2024 and income tax expense of $59.9 million on $181.0 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2024. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and six months ended June 30, 2025, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. global intangible low-taxed income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Ireland passing a tax bill in 2023 that implements Pillar Two of the Organization for Economic Co-operation and Development (“Pillar Two”) and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the six months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the gain on the sale of the equity interest in the Progressive Produce business taxed in the U.S., a nondeductible goodwill impairment charge, U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate, which could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings compared to annual projections.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the merger of Total Produce plc and DFC Holdings, LLC (referred herein as the “Merger”) and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded a reserve against tax benefits that do not meet the more likely than not threshold to sustain the tax position.
One of Dole's foreign subsidiaries was under tax audit for the year ended December 31, 2017. During the year ended December 31, 2023, an assessment was issued for approximately $20.0 million (including interest and penalties) for the 2017 tax year. In response, the Company filed an appeal on February 15, 2024. On May 7, 2024, the taxing authorities notified the Company confirming the assessment. On June 17, 2024, the Company filed an appeal with the Administrative Tax Court, and amended that appeal on August 1, 2024. Currently, the Company is waiting for the Administrative Court to grant an oral hearing before issuing its decision. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.
On July 4, 2025, the U.S. One Big Beautiful Bill Act (“OBBBA”) was enacted. See Note 20 “Subsequent Events” for additional detail.
NOTE 10 — INVENTORY
Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used, primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
Details of inventory, net of allowances, in the condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Finished products	$267,360	$295,729
Raw materials, work in progress, and packaging materials	100,207	62,380
Crop growing costs	20,394	29,342
Agricultural and other operating supplies	27,812	42,639
Inventories, net of allowances	$415,773	$430,090
Due to the nature of the Company’s inventory, allowances for excess production and obsolescence have not historically been significant.
NOTE 11 — ASSETS HELD FOR SALE AND ACTIVELY MARKETED PROPERTY
Dole continuously reviews its assets in order to identify those that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held for sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property classified as held for sale, their sale is anticipated to occur during the ensuing year, while the timing of the sale of property classified as actively marketed is uncertain.

Assets held for sale
As of June 30, 2025 and December 31, 2024, assets held for sale were $2.5 million and $1.4 million, respectively, of property, plant and equipment. There were no liabilities held for sale as of June 30, 2025 and December 31, 2024. During the six months ended June 30, 2025, Dole approved and committed to sell land and buildings in the Diversified Fresh Produce – EMEA reportable segment and transferred the related asset with a net book value of $1.6 million to assets held for sale. In the six months ended June 30, 2025, Dole sold machinery and equipment in the Diversified Fresh Produce – Americas & ROW segment with a net book value of $0.6 million at a total gain of $0.4 million. No assets held for sale were sold in the three and six months ended June 30, 2024.
A rollforward of assets held for sale for the six months ended June 30, 2025 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$1,419
Additions	1,614
Sales	(568)
Foreign exchange impact	26
Balance as of June 30, 2025	$2,491
Actively marketed property
As of June 30, 2025 and December 31, 2024, actively marketed property was $45.4 million and $45.8 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment. In the six months ended June 30, 2025, Dole sold actively marketed Hawaii land, as well as rights to wells and an easement, with a net book value of $0.4 million, at a total gain of $7.0 million. No actively marketed land was sold in the three and six months ended June 30, 2024.
A rollforward of actively marketed property for the six months ended June 30, 2025 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$45,778
Land sales	(387)
Balance as of June 30, 2025	$45,391

NOTE 12 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Corporate Revolving Credit Facility	$252,228	$18,999
Term Loan Facilities	600,000	703,700
Vessel financing loans	52,716	60,068
Other long-term financing arrangements	59,559	64,201
Other revolving credit facilities, at a weighted average interest rate of 5.6% as of June 30, 2025 (5.6% as of December 31, 2024)	68,495	34,717
Bank overdrafts	25,404	11,443
Finance lease obligations, at a weighted average interest rate of 5.6% as of June 30, 2025 (5.5% as of December 31, 2024)	47,332	74,018
Total debt, gross	1,105,734	967,146
Unamortized debt discounts and debt issuance costs	(7,815)	(9,531)
Total debt, net	1,097,919	957,615
Current maturities, net of unamortized debt discounts and debt issuance costs	(73,639)	(80,097)
Bank overdrafts	(25,404)	(11,443)
Long-term debt, net	$998,876	$866,075
Term Loan and Revolving Credit Facility

On May 1, 2025, the Company entered into the Amended and Restated Credit Agreement, which includes: 1) a multicurrency five-year senior secured revolving credit facility (the “Corporate Revolving Credit Facility”) that provides for borrowings up to $600.0 million; 2) a new five-year U.S. dollar senior secured term loan A facility (“New Term Loan A”) of $250.0 million; and 3) a seven-year U.S. dollar senior secured Farm Credit term loan facility (“Farm Credit Term Loan”) of $350.0 million (collectively, the “New Senior Secured Facilities”). The proceeds of the Corporate Revolving Credit Facility and New Term Loan A and Farm Credit facilities (“Term Loan Facilities”) were used to refinance all outstanding amounts under the Credit Agreement immediately prior to giving effect to the Amended and Restated Credit Agreement (the “Refinancing”), including repayment of its previous Corporate Revolving Credit Facility of $175.9 million and previous Term Loan Facilities of $702.3 million and payment of fees and expenses in connection therewith. The Corporate Revolving Credit Facility and New Term Loan A have expiration dates of May 1, 2030. The Farm Credit Term Loan has an expiration date of May 1, 2032.
Principal payments of the New Term Loan A and Farm Credit Term Loan are due quarterly based on the aggregate principal amount as of the closing date of the Amended and restated Credit Agreement, adjusted for principal repayments, multiplied by 0.625% and 0.25%, respectively, until maturity.
Interest under the Corporate Revolving Credit Facility and New Term Loan A is payable, at the option of Dole, either at (i) SOFR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.25%, in each case, to be determined based on the Company’s total net leverage ratio. Interest under the Farm Credit Term Loan is payable at SOFR plus 1.75% to 2.75%, to be determined based on the Company’s total net leverage ratio. As discussed in Note 14 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
As a result of the Refinancing, the Company recognized a net expense of $3.2 million in the three and six months ended June 30, 2025, which is included in other (expense) income, net, in the condensed consolidated statements of operations. The components of the $3.2 million net expense were a $2.9 million write-off of previously capitalized fees and $1.3 million of new third-party fees, net of a $1.0 unrealized gain upon hedge de-designation of certain interest rate swaps. As a result of the Refinancing, the Company capitalized new lender and third-party fees of approximately $5.3 million.

As of June 30, 2025, amounts outstanding under the Term Loan facilities were $600.0 million, in the aggregate, and borrowings under the Corporate Revolving Credit Facility were $252.2 million. After taking into account approximately $5.4 million of related outstanding letters of credit, Dole had $342.7 million available for cash borrowings under the Corporate Revolving Credit Facility as of June 30, 2025. As of December 31, 2024, amounts outstanding under the previous Term Loan Facilities were $703.7 million, in the aggregate, and borrowings under the previous Corporate Revolving Credit Facility were $19.0 million. After taking into account approximately $5.8 million of related outstanding letters of credit, Dole had $575.2 million available for cash borrowings under the previous Revolving Credit Facility as of December 31, 2024.
Borrowings under the Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries, certain European assets and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe.
Finance Lease Obligations
As of June 30, 2025 and December 31, 2024, Dole’s finance lease obligations of $47.3 million and $74.0 million, respectively, primarily related to vessels, machinery and equipment and containers, which continue through 2033.
During the six months ended June 30, 2025, Dole exercised the purchase option on two vessels that had been accounted for as $41.1 million of finance leases as of December 31, 2024. Total cash paid was $36.1 million, in the aggregate.
Lines of Credit
In addition to amounts available under the Corporate Revolving Credit Facility, Dole’s subsidiaries have lines of credit and overdraft facilities of approximately $310.3 million at various local banks, of which $223.7 million was available for use as of June 30, 2025. As of December 31, 2024, there were lines of credit of $277.3 million, of which $228.5 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. The majority of Dole’s lines of credit and overdraft facilities extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand.

NOTE 13 — EMPLOYEE BENEFIT PLANS
Components of Net Periodic Benefit Cost (Income)
The components of net periodic benefit cost (income) for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024

	(U.S. Dollars in thousands)
Service cost	$47	$51	$1,015	$945	$—	$—
Interest cost	1,961	2,087	3,079	2,975	176	178
Expected return on plan assets	(2,705)	(2,998)	(2,110)	(2,082)	—	—
Amortization of:
Net (gain) loss	(18)	(6)	13	(343)	59	16
Prior service benefit	—	—	(153)	(164)	—	—
Curtailments, settlements and terminations, net	—	—	141	(584)	—	—
Foreign exchange impact and other	—	—	—	15	—	—
Net periodic pension (income) cost	$(715)	$(866)	$1,985	$762	$235	$194

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

	(U.S. Dollars in thousands)
Service cost	$93	$103	$2,030	$2,240	$—	$—
Interest cost	3,923	4,198	6,158	5,928	352	357
Expected return on plan assets	(5,411)	(5,995)	(4,220)	(4,164)	—	—
Amortization of:
Net (gain) loss	(37)	(32)	26	(667)	118	32
Prior service benefit	—	—	(305)	(327)	—	—
Curtailments, settlements and terminations, net	—	—	141	(623)	—	—
Foreign exchange impact and other	—	—	—	38	—	—
Net periodic pension income (cost)	$(1,432)	$(1,726)	$3,830	$2,425	$470	$389
The Company classifies the non-service components of net periodic pension cost (income) within other (expense) income, net, in the condensed consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net (gain) loss and prior service benefit and other curtailment, settlement or termination costs.
NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing the volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expenses.

Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
The interest rate swaps pay a fixed rate of interest at rates between 0.77% and 3.31%, with the receiving rates variable based on SOFR, which was 4.32% as of June 30, 2025. All interest rate swap arrangements are classified within the condensed consolidated balance sheets based on ultimate maturity date of the arrangement. Refer to Note 12 “Debt” for further information on Company’s variable rate debt.
As a result of the Refinancing described in Note 12 “Debt”, there was a de-designation of certain interest rate swaps in which the forecasted interest payments are no longer probable, resulting in a de-designation gain of $1.0 million in the three and six months ended June 30, 2025.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates certain interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in the fair value of these instruments in accumulated other comprehensive loss. The changes in the fair value of foreign currency fair value hedges, non-designated interest rate swaps, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.
Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of June 30, 2025:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States dollar	$111.9 million
Euro	€272.0 million
British pound sterling	£19.9 million
Swedish krona	SEK 54.6 million
Canadian dollar	C$26.2 million
Chilean peso	CLP$9.0 billion
Interest rate swap contracts	$645.0 million
Bunker fuel hedges	14.3 thousand metric tons

Quantitative Disclosures
Derivatives are presented gross in the condensed consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of June 30, 2025
	Other Receivables, net	Other Assets	Accrued Liabilities	Other Long-Term Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$523	$—	$(20,128)	$—
Non-designated cash flow hedges	153	—	(2,095)	—
Fair value hedges	336	—	(1,871)	—
Interest rate swap contracts	—	13,679	—	(663)
Bunker fuel hedges	—	—	(248)	—
	$1,012	$13,679	$(24,342)	$(663)

	Fair Value Measurements as of December 31, 2024
	Other Receivables, net	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$6,416	$—	$(840)
Non-designated cash flow hedges	422	—	(263)
Fair value hedges	715	—	(1,078)
Interest rate swap contracts	278	24,036	—
Bunker fuel hedges	—	—	(7)
	$7,831	$24,036	$(2,188)
Refer to Note 15 “Fair Value Measurements” for presentation of fair value instruments within the condensed consolidated balance sheets, which includes derivative financial instruments.
The following tables represent all of Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended June 30, 2025			Six Months Ended June 30, 2025
	Net (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other (Expense) Income, net	Net (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other (Expense) Income, net

Realized net (losses) gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$(6,481)	$—	$—	$(5,700)	$—
Non-designated cash flow hedges	—	(128)	—	—	640	—
Fair value hedges		(2,435)	(39)	—	(3,487)	(200)
Bunker fuel hedges	—	(119)	—	—	(40)	—
Total net realized (losses)	$—	$(9,163)	$(39)	$—	$(8,587)	$(200)
Unrealized net (losses) gains:
Cash flow hedges	$(15,874)	$—	$—	$(25,059)	$—	$—
Non-designated cash flow hedges	—	(1,851)	—	—	(2,047)	—
Fair value hedges	—	(1,113)	720	—	(2,004)	792
Bunker fuel hedges	—	(356)	—	—	(241)	—
Interest rate swap contracts	(5,559)	—	1,166	(12,464)	—	1,166
Total net unrealized (losses) gains	$(21,433)	$(3,320)	$1,886	$(37,523)	$(4,292)	$1,958

	Three Months Ended June 30, 2024			Six Months Ended June 30, 2024
	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other (Expense) Income, net	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other (Expense) Income, net

Realized net gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$1,153	$—	$—	$452	$—
Non-designated cash flow hedges	—	(577)	—	—	(776)	—
Fair value hedges		—	426	—	—	565
Total net realized gains (losses)	$—	$576	$426	$—	$(324)	$565
Unrealized net gains (losses):
Cash flow hedges	$3,182	$—	$—	$8,701	$—	$—
Non-designated cash flow hedges	—	(40)	—	—	77	—
Fair value hedges	—	—	92	—	—	1,039
Interest rate swap contracts	(5,335)	—	—	(5,655)	—	—
Total net unrealized (losses) gains	$(2,153)	$(40)	$92	$3,046	$77	$1,039
As of June 30, 2025, the Company expects approximately $2.3 million of net deferred loss from derivative instruments to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $2.3 million of net deferred loss, $17.3 million relates to deferred gains on interest rate swap contracts and is expected to offset future interest expense on the New Senior Secured Facilities, and $19.6 million relates to net deferred losses on cash flow hedges and is expected to offset future operational net gains on foreign currency exchange rates. Refer to Note 17 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the three and six months ended June 30, 2025 and June 30, 2024.
NOTE 15 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities that are remeasured at fair value as of June 30, 2025 and December 31, 2024.

		Fair Value Measurements as of June 30, 2025 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,012	$—	$1,012
	Accrued liabilities	—	(24,094)	—	(24,094)
Bunker fuel hedges:	Accrued liabilities	—	(248)	—	(248)
Interest rate swap contracts:
	Other assets	—	13,679	—	13,679
	Other long-term liabilities	—	(663)	—	(663)
Rabbi Trust investments:
	Short-term investments	—	—	6,216	6,216
	Long-term investments	—	—	14,294	14,294
Contingent consideration:
	Contingent consideration	—	—	(4,745)	(4,745)
	Contingent consideration, less current portion	—	—	(1,195)	(1,195)
Total		$—	$(10,314)	$14,570	$4,256

		Fair Value Measurements as of December 31, 2024 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$7,553	$—	$7,553
	Accrued liabilities	—	(2,181)	—	(2,181)
Bunker fuel hedges:	Accrued liabilities	—	(7)	—	(7)
Interest rate swap contracts:
	Other receivables, net	—	278	—	278
	Other assets	—	24,036	—	24,036
Rabbi Trust investments:
	Short-term investments	—	—	6,019	6,019
	Long-term investments	—	—	14,630	14,630
Contingent consideration:
	Contingent consideration	—	—	(3,399)	(3,399)
	Contingent consideration, less current portion	—	—	(4,007)	(4,007)
Total		$—	$29,679	$13,243	$42,922

The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the six months ended June 30, 2025:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$20,649
Net realized and unrealized gains recognized in earnings*	960
Plan contributions	1
Plan distributions	(1,100)
Balance as of June 30, 2025	$20,510
*Net amount comprised of realized and unrealized gains of $0.1 million and $0.9 million, respectively, recorded in other (expense) income, net, in the condensed consolidated statements of operations.

The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.
Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of June 30, 2025, securities totaled $20.5 million, of which $6.2 million was classified as short-term and included in short-term investments in the condensed consolidated balance sheets, and $14.3 million was classified as long-term and included in long-term investments in the condensed consolidated balance sheets. As of December 31, 2024, securities totaled $20.6 million, of which $6.0 million was classified as short-term and $14.6 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the six months ended June 30, 2025:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2024	$(7,406)
Payments	919
Remeasurement gain	1,255
Foreign exchange impact	(708)
Balance as of June 30, 2025	$(5,940)

The carrying value of contingent consideration in the condensed consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs.

Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value due to their liquid nature, and they are classified as Level 1.
Short-term trade and grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Trade payables: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Notes receivable and notes payable: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Long-term grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Finance and operating leases: The carrying value of finance lease obligations reported in the condensed consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Farm Credit Term Loan based on third party pricing derived from prices of debt of companies with a similar credit profile.
The carrying value of the Company’s Term Loan Facilities, net of debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Carrying value, net of unamortized debt issuance costs	$592,325	$694,362
Unamortized debt issuance costs	7,675	9,338
Gross carrying value	$600,000	$703,700

Estimated fair value	$596,000	$702,820
See Note 12 “Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 16 — CONTINGENCIES
Guarantees
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, guarantees issued by major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of June 30, 2025 and December 31, 2024, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $58.0 million and $55.0 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of June 30, 2025 and December 31, 2024, total guarantees under these arrangements were $9.5 million and $4.9 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Hawaii Spillway
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. On July 5, 2023, Hawaii Senate Bill 833 was signed into law by the Governor of Hawaii, pursuant to which the Office of the Governor will negotiate the acquisition of Dole’s interests in the reservoir and associated irrigation system. Discussions with the State of Hawaii are ongoing. The bill also appropriates funds for the State to repair and maintain the irrigation system and the associated spillway. The Company does not deem a resulting loss from the contingency associated with the costs to modify the spillway to be probable and, thus, has not recognized a liability in the consolidated balance sheets.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive, and one of which is pending in the Philippines and is currently active. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. 24 of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.
Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960’s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC has filed an appeal. In June 2023, the trial court granted Shell’s motion to add Dole Food Company, Inc. to the BHC judgment as an alter ego of BHC and ordered Shell to reimburse BHC approximately $26.7 million in attorney’s fees, which serves as an offset to the BHC judgment amount. Dole Food Company, Inc., has appealed the alter ego ruling and secured a bond sufficient to stay enforcement of the judgement. Shell has appealed the award of the attorney’s fees.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the CAO are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows, because management believes the risk of loss is remote.
NOTE 17 — STOCKHOLDERS’ EQUITY
Common Stock
As of June 30, 2025, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of June 30, 2025 and December 31, 2024, there were 95.2 million and 95.0 million, shares of common stock outstanding, respectively, and no shares of preferred stock outstanding.
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of share options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of June 30, 2025, there were 5.1 million shares available for future grant under the Plan and 1.8 million shares available for future issue under awards granted.

During the six months ended June 30, 2025, additional RSU awards were issued under the Plan that vest over a one to three year service period, and additional RSU awards were issued under the Plan that vest over three years if certain market conditions are met, such as achieved price targets and relative share performance to peers. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award calculated using a Monte Carlo simulation approach.
For the three and six months ended June 30, 2025, total stock-based compensation expense related to the Plan was $1.8 million and $3.2 million, respectively. For the three and six months ended June 30, 2024, total stock-based compensation expense related to the Plan was $2.3 million and $4.1 million, respectively. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the condensed consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of June 30, 2025 was $11.8 million.
Dividends Declared
The following table summarizes dividends per share declared for the six months ended June 30, 2025 and June 30, 2024:

Six Months Ended
June 30, 2025		June 30, 2024
Date Declared	Amount (per share)	Date Declared	Amount (per share)

	(U.S. Dollars)		(U.S. Dollars)
5/9/2025	$0.085	5/14/2024	$0.08
2/25/2025	$0.08	2/28/2024	$0.08
The following table summarizes total dividends declared for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Dividends	$(8,218)	$(7,596)	$(15,953)	$(15,318)
In January of 2025, Dole paid cash dividends of $0.08 per share, totaling $7.8 million, to shareholders for the third quarter dividend declared on November 12, 2024. In May of 2025, Dole paid cash dividends of $0.08 per share, totaling $7.8 million, to shareholders for the fourth quarter dividend declared on February 25, 2025.
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of June 30, 2025, Dole had the ability to make dividend payments of $619.0 million before these limitations would come into effect.
See Note 20 “Subsequent Events” for additional detail on dividends declared and paid.
Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the three and six months ended June 30, 2025 and June 30, 2024:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2023	$24,403	$(48,229)	$(86,965)	$(110,791)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	12,355	—	(16,580)	(4,225)
Income tax effect of amounts in other comprehensive income (loss) attributable to Dole plc before reclassifications	(2,216)	—	—	(2,216)
Gross amounts reclassified from accumulated other comprehensive loss	(7,156)	—	—	(7,156)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	2,264	—	—	2,264
Net other comprehensive income (loss) attributable to Dole plc	5,247	—	(16,580)	(11,333)
Balance as of March 31, 2024	$29,650	$(48,229)	$(103,545)	$(122,124)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	$6,758	$—	$(4,415)	$2,343
Income tax effect of amounts in other comprehensive income (loss) attributable to Dole plc before reclassifications	(2,143)	—	—	(2,143)
Gross amounts reclassified from accumulated other comprehensive loss	(8,881)	—	—	(8,881)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	1,432	—	—	1,432
Net other comprehensive income (loss) attributable to Dole plc	(2,834)	—	(4,415)	(7,249)
Balance as of June 30, 2024	$26,816	$(48,229)	$(107,960)	$(129,373)

Balance as of December 31, 2024	$22,126	$(59,815)	$(128,491)	$(166,180)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	(11,154)	—	29,516	18,362
Income tax effect of amounts in other comprehensive income (loss) attributable to Dole plc before reclassifications	2,652	—	—	2,652
Gross amounts reclassified from accumulated other comprehensive loss	(4,936)	—	—	(4,936)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	1,438	—	—	1,438
Net other comprehensive income (loss) attributable to Dole plc	(12,000)	—	29,516	17,516
Balance as of March 31, 2025	$10,126	$(59,815)	$(98,975)	$(148,664)
Other comprehensive income (loss) attributable to Dole plc before reclassifications	$(23,234)	$—	$51,300	$28,066
Income tax effect of amounts in other comprehensive income (loss) attributable to Dole plc before reclassifications	5,375	—	—	5,375
Gross amounts reclassified from accumulated other comprehensive loss	1,801	—	—	1,801
Income tax effect of amounts reclassified from accumulated other comprehensive loss	50	—	—	50
Net other comprehensive income (loss) attributable to Dole plc	(16,008)	—	51,300	35,292
Balance as of June 30, 2025	$(5,882)	$(59,815)	$(47,675)	$(113,372)

The following table includes details about net (gains) losses reclassified from accumulated other comprehensive loss by component of accumulated other comprehensive loss:

	(Gains) losses reclassified out of Accumulated Other Comprehensive Loss
	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	Affected line item in the Statement of Operations

	(U.S. Dollars in thousands)
Fair Value of Derivatives:
Interest rate swap contracts	$(3,775)	$(7,839)	$(7,966)	$(15,696)	Interest expense
Dedesignation of certain interest rate swaps	(970)	—	(970)	—	Other (expense) income, net
Cash flow hedges	6,546	(1,042)	5,801	(341)	Cost of sales
Total	$1,801	$(8,881)	$(3,135)	$(16,037)

NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of June 30, 2025, Dole’s investments in unconsolidated affiliates were $138.1 million, of which $131.6 million represented equity method investments, and $6.5 million represented investments in which Dole does not have significant influence. As of December 31, 2024, Dole’s investments in unconsolidated affiliates were $129.3 million, of which $126.2 million represented equity method investments, and $3.1 million represented investments in which Dole does not have significant influence.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other (expense) income, net, and have historically not been significant.
During the six months ended June 30, 2025, Dole divested of a portion of ownership shares in an equity method investment located in the U.S. and recognized a gain in equity method earnings of $6.9 million, net of income tax. The Company continues to hold ownership in the investment and will account for it as an investment in which the Company does not have significant influence. This disposal was part of a non-cash transaction whereby Dole effectively exchanged a portion of its ownership shares in this equity method investment for an additional shareholding in a non-wholly owned consolidated subsidiary in the U.S.
For the three and six months ended June 30, 2025 total equity method earnings were $8.5 million and $16.8 million, respectively. For the three and six months ended June 30, 2024, total equity method earnings was $5.4 million and $6.4 million, respectively.

Transactions with Unconsolidated Affiliates
In the ordinary course of business, Dole enters into arm’s length transactions with unconsolidated affiliates, which include trading sales and purchases of goods and other supplies. From time to time, Dole also provides both seasonal and long-term loans to these affiliates, though these amounts have historically not been significant. The following table presents sales to and purchases from investments in unconsolidated affiliates for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Sales	$20,886	$25,440	$53,329	$56,651
Purchases	47,014	41,277	81,409	75,899

The following tables presents amounts due from and to investments in unconsolidated affiliates as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$16,892	$26,053
Amounts due from investments in unconsolidated affiliates presented within other receivables	10,001	2,374
Amounts due from investments in unconsolidated affiliates presented within other assets	9,246	8,132
Amounts due to investments in unconsolidated affiliates presented within accounts payable	(12,204)	(9,778)
NOTE 19 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjusting for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share.
The following table presents basic and diluted earnings (loss) per share for the three and six months ended June 30, 2025 and June 30, 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Income from continuing operations	$52,939	$56,047	$97,068	$127,534
Net (income) loss attributable to noncontrolling interests	(8,023)	(7,948)	(13,270)	(3,241)
Income from continuing operations attributable to Dole plc	44,916	48,099	83,798	124,293
Income (loss) from discontinued operations, net of income taxes	(34,950)	32,018	(34,920)	25,967
Net income attributable to Dole plc	$9,966	$80,117	$48,878	$150,260

Weighted average number of shares outstanding:
Weighted average number of shares – basic	95,145	94,930	95,127	94,930
Effect of share awards with a dilutive effect	705	410	636	355
Weighted average number of shares – diluted	95,850	95,340	95,763	95,285

Income (loss) per share:
Basic:
Continuing operations	$0.47	$0.51	$0.88	$1.31
Discontinued operations	(0.37)	0.34	(0.37)	0.27
Net income per share attributable to Dole plc	$0.10	$0.85	$0.51	$1.58
Diluted:
Continuing operations	$0.46	$0.50	$0.87	$1.30
Discontinued operations	(0.36)	0.34	(0.36)	0.27
Net income per share attributable to Dole plc	$0.10	$0.84	$0.51	$1.57
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the three and six months ended June 30, 2025 and June 30, 2024. The calculation of diluted earnings per share for the three and six months ended June 30, 2025 and June 30, 2024 does not include the effect of certain awards, because to do so would be antidilutive.

NOTE 20 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through August 11, 2025, the date that Dole’s unaudited condensed consolidated financial statements were issued.
On July 4, 2025, the U.S. OBBBA was enacted. Management is assessing the tax provisions of the OBBBA and its impacts on the Company. The effective dates of the provisions of the OBBBA are between 2025 and 2027. The impact to Dole’s consolidated statements of operations, financial position and cash flows cannot readily be estimated at this time.
On August 1, 2025, the Company entered into the Transaction with OG Holdco, pursuant to which Dole agreed to sell the Fresh Vegetables division to OG Holdco for an aggregate purchase price of approximately $140.0 million comprising of approximately $90.0 million in cash and $50.0 million in the form of a seller note due approximately five years from the closing date (collectively, the “Purchase Price”), and a $10.0 million potential earn-out payment. The cash portion of the Purchase Price is subject to customary adjustments for net working capital, cash and indebtedness. On August 5, 2025, the Transaction closed and the Company completed the Vegetables exit process.
On August 8, 2025, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2025 of $0.085 per share, payable on October 6, 2025 to shareholders of record on September 15, 2025. A cash dividend of $0.085 per share was paid on July 7, 2025.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
Executive Overview
We are a global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 100 countries in various regions and distributed and marketed in over 85 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporter of grapes and have a strong presence in growing categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the unaudited condensed consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” in the Annual Report on Form 20-F for a more detailed description of our products and services offered.
Dole is comprised of the following three reportable segments:
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas, pineapples and plantains which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally-sourced fresh produce, including avocados, kiwis, apples, berries and cherries, from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Vegetables Exit Process
As a result of our decision to exit the business, we determined that the Fresh Vegetables division met the criteria to be classified as held for sale and that the Vegetables exit process represents a strategic shift that will have a material effect on the Company’s operations and results. The results of operations of the Fresh Vegetables division have been reported separately as discontinued operations, net of income taxes, within our operating results below.
On August 1, 2025 we entered into a definitive agreement with OG Holdco to sell the Fresh Vegetables division for aggregate an Purchase Price of approximately $140.0 million comprising of approximately $90.0 million in cash and $50.0 million on the form of a seller note due approximately five years from the closing date, as well as a $10.0 million potential earn-out payment. The cash portion of the Purchase Price is subject to customary adjustments for net working capital, cash and indebtedness. On August 5, 2025, the Transaction closed and we completed the Vegetables exit process.

Progressive Produce Sale
On March 13, 2024, we completed the sale of our 65.0% equity interest in the Progressive Produce business to PTF Holdings. As a result of the sale, Dole received gross proceeds of $120.3 million in cash and recognized a gain on the sale of $75.9 million for the six months ended June 30, 2024, included in gain on disposal of businesses within the condensed consolidated statements of operations. The three months ended June 30, 2024 included an adjustment to this gain of $2.0 million related to additional cash consideration received on settlement of purchase price adjustments. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million, and net proceeds from the sale were primarily used to make a voluntary prepayment of $100.0 million on our previous Term Loan facilities. During the six months ended June 30, 2025, Dole recognized an incremental gain on the sale of $0.4 million related to amounts that were released from escrow.
The Progressive Produce business was reported within the Diversified Fresh Produce — Americas & ROW reportable segment, and during the six months ended June 30, 2024, it comprised approximately $77.9 million of Dole’s consolidated net revenue. Excluding the impact of its contribution to prior period results, we do not expect the sale to have other material direct or indirect impacts to our current or future operating results, statement of financial position and cash flows.
Current Economic and Market Environment

Overall, the economic and market environment continues to be volatile as 2025 progresses, and a number of external factors are currently posing important risks to the global economy and to our business, including:

•Evolving global trade policies, including but not limited to the imposition (and any future imposition) of new tariffs and their impact on supply chains and logistics, the relative cost to get each product to market, demand patterns, foreign exchange rates, and other areas;
•Global economic disruption due to geopolitical conflicts, as well as increased local disruptions due to political or security issues;
•Changing central bank monetary policies, which have resulted in higher interest rates and volatile foreign exchange rates, in particular;
•Weather events, including the impacts of recent tropical storms in Honduras; and
•Evolving regulatory environments in many areas, including in shipping.

In response to the various ongoing challenges noted above, we are continuing to work across our business on mitigation strategies, including working with customers and suppliers to manage possible impacts of recent and possible future tariff implementations, enacting price increases, identifying operational efficiencies and making strategic investments where deemed appropriate. Although we ultimately believe that we are well positioned within our industry to weather periods of economic disruption, the scope, duration and carryover effects of the above factors are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
In addition, we are continuing to monitor the direct and indirect effects of ongoing and emerging geopolitical conflicts, on both the global economy and our business and operations. The broader consequences of these issues have given, and will continue to give rise to certain challenges for our business but any resulting impacts have not been and are not expected to be material to Dole’s overall results.
See “Item 3D. Risk Factors” in the Annual Report on Form 20-F for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, international operations, global capital and credit markets and the uncertainty of wars and other global conflicts.
Operating Results
Selected results of operations for the three and six months ended June 30, 2025 and June 30, 2024 were as follows:

	Three Months Ended		Change
	June 30, 2025	June 30, 2024	2025 vs. 2024

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$2,428,427	$2,124,091	$304,336	14.3%
Cost of sales	(2,210,127)	(1,923,505)	(286,622)	14.9%
Gross profit	218,300	200,586	17,714
Selling, marketing, general and administrative expenses	(124,308)	(116,604)	(7,704)	6.6%
Gain on disposal of businesses	48	1,995	(1,947)	(97.6)%
Gain (loss) on asset sales	9,323	(89)	9,412	10575.3%
Impairment and asset write-downs of property, plant and equipment	(144)	—	(144)	—%
Operating income	103,219	85,888	17,331
Other (expense) income, net	(18,716)	6,377	(25,093)	(393.5)%
Interest income	2,955	2,624	331	12.6%
Interest expense	(17,516)	(18,788)	1,272	(6.8)%
Income from continuing operations before income taxes and equity earnings	69,942	76,101	(6,159)
Income tax expense	(25,504)	(25,460)	(44)	0.2%
Equity method earnings	8,501	5,406	3,095	57.3%
Income from continuing operations	52,939	56,047	(3,108)
(Loss) income from discontinued operations, net of income taxes	(34,950)	32,018	(66,968)	(209.2)%
Net income	17,989	88,065	(70,076)
Net income attributable to noncontrolling interests	(8,023)	(7,948)	(75)	0.9%
Net income attributable to Dole plc	$9,966	$80,117	$(70,151)

	Six Months Ended		Change
	June 30, 2025	June 30, 2024	2025 vs. 2024

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$4,527,831	$4,245,465	$282,366	6.7%
Cost of sales	(4,127,338)	(3,850,202)	(277,136)	7.2%
Gross profit	400,493	395,263	5,230
Selling, marketing, general and administrative expenses	(242,720)	(235,554)	(7,166)	3.0%
Gain on disposal of businesses	409	75,945	(75,536)	(99.5)%
Gain on asset sales	13,124	328	12,796	3901.2%
Impairment of goodwill	—	(36,684)	36,684	(100.0)%
Impairment and asset write-downs of property, plant and equipment	(182)	(1,277)	1,095	(85.7)%
Operating income	171,124	198,021	(26,897)
Other (expense) income, net	(19,064)	13,999	(33,063)	(236.2)%
Interest income	5,995	5,703	292	5.1%
Interest expense	(34,698)	(36,736)	2,038	(5.5)%
Income from continuing operations before income taxes and equity earnings	123,357	180,987	(57,630)
Income tax expense	(43,082)	(59,861)	16,779	(28.0)%
Equity method earnings	16,793	6,408	10,385	162.1%
Income from continuing operations	97,068	127,534	(30,466)
(Loss) income from discontinued operations, net of income taxes	(34,920)	25,967	(60,887)	(234.5)%
Net income	62,148	153,501	(91,353)
Net income attributable to noncontrolling interests	(13,270)	(3,241)	(10,029)	309.4%
Net income attributable to Dole plc	$48,878	$150,260	$(101,382)
The following provides an analysis of consolidated operating results in comparison to the prior year. Management has analyzed the significant drivers of changes in consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
The increase in total revenue, net, for the three months ended June 30, 2025 (14.3%, or $304.3 million) was primarily due to positive operational performance across all reportable segments and a favorable impact of foreign currency translation of $57.2 million, as a result of the strengthening of the British pound sterling, Swedish krona and euro against the U.S. Dollar when compared to the prior year. These increases were offset partially by a net negative impact from acquisitions and divestitures of $9.6 million.
The increase in total revenue, net, for the six months ended June 30, 2025 (6.7%, or $282.4 million) was primarily due to positive operational performance in the Fresh Fruit and Diversified Fresh Produce - EMEA reportable segments and a favorable impact from foreign currency translation of $36.2 million, offset partially by a net negative impact from acquisitions and divestitures of $99.4 million, particularly in the Diversified Fresh Produce – Americas & ROW reportable segment as a result of the disposal of the Progressive Produce business in mid-March 2024.
Other factors driving changes in revenue are described in more detail in the “Segment Operating Results” section below.

Cost of Sales
The increase in total cost of sales for the three months ended June 30, 2025 (14.9%, or $286.6 million) was primarily due to increased trading activity for all reportable segments and an unfavorable impact of foreign currency translation, as a result of the strengthening of the British pound sterling, Swedish krona and euro against the U.S. Dollar when compared to the prior year. Additionally, in Fresh Fruit, costs of sales increased at a per unit level, both by anticipated higher fruit costs, in particular following the impact of Tropical Storm Sara in Honduras in November 2024, as well as higher shipping costs due to the completion of scheduled dry dockings and the impact of an operational disruption for one of our vessels servicing the North American market.
The increase in total cost of sales for the six months ended June 30, 2025 (7.2%, or $277.1 million) was primarily due to increased trading activity for the Fresh Fruit and Diversified Fresh Produce - EMEA reportable segments, an unfavorable impact from foreign currency translation and higher Fresh Fruit sourcing and shipping costs as discussed above. These increases were partially offset by the impact of the sale of the Progressive Produce business in mid-March 2024.
Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A for the three months ended June 30, 2025 (6.6%, or $7.7 million) was primarily due to an unfavorable impact of foreign currency translation in the quarter with the strengthening of the British pound sterling, Swedish krona and euro against the U.S. Dollar when compared to the prior year along with increases in employee wages and salaries and higher professional fees.
The increase in total SMG&A for the six months ended June 30, 2025 (3.0%, or $7.2 million) was primarily due to increases in employee wages and salaries in the current year, higher professional fees and an unfavorable impact of foreign currency translation in the period. These increases were partially offset by the incremental impact of the disposal of the Progressive Produce business in mid-March 2024.

Gain on Disposal of Businesses
The gain on disposal of businesses for the three and six months ended June 30, 2024 was $2.0 million and $75.9 million, respectively, which was attributable to the disposal of the Progressive Produce business, as discussed in detail above. During the six months ended June 30, 2025, Dole recognized an incremental gain on the sale of Progressive of $0.4 million related to amounts that were released from escrow.
Gain (loss) on Asset Sales
The gain on asset sales for the three and six months ended June 30, 2025 was $9.3 million and $13.1 million, respectively and was primarily a result of the sale of actively marketed land in Hawaii, part of the Fresh Fruit segment. The gain (loss) on asset sales for the three and six months ended June 30, 2024 was not material and related to the sale of certain machinery and equipment among all reportable segments.
Impairment of Goodwill
No goodwill impairment was recognized for the three and six months ended June 30, 2025. During the three months ended March 31, 2024, the Company identified a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit as a result of the disposal of the Progressive Produce business. After accounting for the disposal, we performed a quantitative analysis on the remaining goodwill within the reporting unit and concluded that goodwill was impaired by $36.7 million in the six months ended June 30, 2024.

Other (expense) income, net
Other (expense) income, net decreased to expense of $18.7 million in the three months ended June 30, 2025 from income of $6.4 million in the three months ended June 30, 2024. Other (expense) income, net decreased to expense of $19.1 million in the six months ended June 30, 2025 from income of $14.0 million in the six months ended June 30, 2024.
The decreases in both the three months and six months ended June 30, 2025 was primarily due to higher net unrealized losses on foreign currency denominated borrowings, higher net periodic costs from non-service components of pension and other postretirement benefit plans and the incremental nonrecurring net expenses in connection with the Refinancing.
See Note 7 “Other (Expense) Income, Net” to the unaudited condensed consolidated financial statements included herein for additional detail.
Interest Expense
The decrease in interest expense for the three months ended June 30, 2025 (6.8%, or $1.3 million) was due to lower base interest rates in the current year in comparison to the prior year. The decrease in interest expense for the six months ended June 30, 2025 (5.5%, or $2.0 million) was due to lower average borrowings and lower base interest rates in the current year in comparison to the prior year.
Income Taxes
The Company recorded income tax expense of $25.5 million on $69.9 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2025, reflecting a 36.5% effective tax rate. The Company recorded income tax expense of $25.5 million on $76.1 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2024, reflecting a 33.5% effective tax rate.
The Company recorded income tax expense of $43.1 million on $123.4 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2025, reflecting a 34.9% effective tax rate. The Company recorded income tax expense of $59.9 million on $181.0 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2024, reflecting a 33.1% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and six months ended June 30, 2025, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the six months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the gain on the sale of the equity interest in the Progressive Produce business taxed in the U.S., a nondeductible goodwill impairment charge, U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S. state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.

All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
One of Dole's foreign subsidiaries was under tax audit for the year ended December 31 2017. During the year ended December 31, 2023, an assessment was issued for approximately $20.0 million (including interest and penalties) for the 2017 tax year. In response, the Company filed an appeal on February 15, 2024. On May 7, 2024, the taxing authorities notified the Company confirming the assessment. On June 17, 2024, the Company filed an appeal with the Administrative Tax Court, and amended that appeal on August 1, 2024. Currently, the Company is waiting for the Administrative Court to grant an oral hearing before issuing its decision. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
On July 4, 2025, the U.S. OBBBA was enacted. Management is assessing the tax provisions of the OBBBA and its impacts on the Company. The effective dates of the provisions of the OBBBA are between 2025 and 2027. The impact to Dole’s consolidated statements of operations, financial position and cash flows cannot readily be estimated at this time.
See Note 9 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information on income taxes.

Equity method earnings
Equity method earnings increased to $8.5 million in the three months ended June 30, 2025 from $5.4 million in the three months ended June 30, 2024. The increase was primarily due to improved performance across our joint ventures in North America within the Diversified Fresh Produce - Americas & ROW segment and Latin America within the Fresh Fruit segment.
Equity method earnings increased to $16.8 million in the three months ended June 30, 2025 from $6.4 million in the three months ended June 30, 2024. The increase was primarily due to the divestiture of a portion of ownership shares in an investment located in the U.S. in which the Company recognized a $6.9 million gain, net of income tax. The disposal was part of a non-cash transaction in which the Company exchanged a portion of our shares for additional share ownership in a non-wholly owned consolidated subsidiary. See Note 18 “Investments in Unconsolidated Affiliates” for additional information. There was also an increase due to improved performance across our joint ventures in North America within the Diversified Fresh Produce - Americas & ROW segment and Latin America within the Fresh Fruit segment.
Results from discontinued operations, net of income taxes
Results from discontinued operations before income taxes for the three months ended June 30, 2025 was a loss of $44.8 million, compared to prior year income of $21.9 million. The decrease in results before income taxes is primarily driven by an incremental $50.7 million pre-tax loss in the current year to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell, in accordance with held-for-sale disposal group measurement guidance. There were also decreases in the current year due to lower pricing and volumes in fresh-packed and value-added products, offset partially by underlying cost control and operating efficiency in value-added products. The income tax benefit of $10.2 million in the current year was impacted by a deferred tax credit of $12.9 million recognized on held-for-sale loss discussed above, partially offset by income tax charges on pre-tax earnings excluding the discrete loss on held for sale classification. Income tax benefit of $10.3 million in the prior period was primarily due to a change in an estimated deferred tax liability position. Net of income taxes, results of discounted operations was a loss of $34.9 million for the three months ended June 30, 2025, compared to income of $32.0 million in the prior period.
Results from discontinued operations before income taxes for the six months ended June 30, 2025 was a loss of $45.9 million, compared to prior year income of $37.0 million. The decrease in results before income taxes is primarily driven by an incremental $60.9 million pre-tax loss in the current year to adjust the carrying amount of the Fresh Vegetables division to its estimated fair value, less costs to sell, in accordance with held-for-sale disposal group measurement guidance. There were also decreases in the current year due to lower pricing and volumes in fresh-packed and value-added products, offset partially by underlying cost control and operating efficiency in value-added products. The income tax benefit of $10.9 million in the current year was impacted by a deferred tax credit of $15.5 million recognized on held-for-sale loss discussed above, partially offset by income tax charges on pre-tax earnings excluding the discrete loss on held for sale classification. Income tax expense of $11.0 million in the prior period was due to strong trading results. Net of income taxes, results of discounted operations was a loss of $34.9 million for the six months ended June 30, 2025, compared to income of $26.0 million in the prior period.
Net income attributable to noncontrolling interests
In the three months ended June 30, 2025, net income attributable to noncontrolling interests increased to $8.0 million from $7.9 million in the three months ended June 30, 2024. The increase in the current year is due to higher net income of certain non-wholly owned companies in the Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW reportable segments, partially offset by a discrete tax charge attributable to noncontrolling interests.
In the six months ended June 30, 2025, net income attributable to noncontrolling interests increased to $13.3 million from $3.2 million in the six months ended June 30, 2024. The current year was impacted by the noncontrolling interest share of gain on disposal of an equity method investment as described above as well as the impact of a discrete tax charge attributable to noncontrolling interests. The prior year was impacted by the share of the goodwill impairment in the Diversified Fresh Produce – Americas & ROW reporting unit of $9.9 million described above attributable to noncontrolling interests. Excluding the impact of these nonrecurring items in both years, net income attributable to noncontrolling interests increased in the current year due to higher net income of certain non-wholly owned companies in the Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW reportable segments, partially offset by the incremental impact of the sale of the Progressive Produce business in March of 2024.

Segment Operating Results
Dole plc has the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the CODM, (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Segment performance is evaluated based on a variety of factors, of which revenue and Adjusted EBITDA are the financial measures regularly reviewed by the CODM.
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as the primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, but Adjusted EBITDA by segment is presented in conformity with ASC 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for income from continuing operations, net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.
Adjusted EBITDA is reconciled from net income by taking consolidated net income and (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the three months ended June 30, 2025 and June 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; and (8) the Company’s share of these items from equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$972,591	$851,451	$1,850,736	$1,675,680
Diversified Fresh Produce — EMEA	1,100,797	944,851	1,992,884	1,798,449
Diversified Fresh Produce — Americas & ROW	386,348	356,057	749,761	832,939
Total segment revenue	2,459,736	2,152,359	4,593,381	4,307,068
Intersegment revenue	(31,309)	(28,268)	(65,550)	(61,603)
Total consolidated revenue, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465

Reconciliation of net income to Adjusted EBITDA
Net income	$17,989	$88,065	$62,148	$153,501
Loss (income) from discontinued operations, net of income taxes	34,950	(32,018)	34,920	(25,967)
Income from continuing operations	52,939	56,047	97,068	127,534
Adjustments:
Income tax expense	25,504	25,460	43,082	59,861
Interest expense	17,516	18,788	34,698	36,736
Depreciation	26,496	22,388	51,309	44,236
Amortization of intangible assets	1,737	1,886	3,468	4,159
Mark to market losses (gains)	17,153	(2,214)	23,069	(5,084)
(Gain) loss on asset sales	(8,737)	—	(11,178)	31
Gain on disposal of businesses	(48)	(1,995)	(409)	(75,945)
Impairment of goodwill	—	—	—	36,684
Asset write-downs, net of insurance proceeds	(3,617)	147	(3,617)	(1,699)
Other items	3,190	(73)	3,284	(27)
Adjustments from equity method investments	4,985	4,987	1,166	9,034
Total consolidated Adjusted EBITDA	$137,118	$125,421	$241,940	$235,520

Segment Adjusted EBITDA:
Fresh Fruit	$72,756	$70,619	$136,087	$140,054
Diversified Fresh Produce — EMEA	48,984	42,695	76,644	68,654
Diversified Fresh Produce — Americas & ROW	15,378	12,107	29,209	26,812
Total consolidated Adjusted EBITDA	$137,118	$125,421	$241,940	$235,520

The following tables illustrate the estimated impact of factors that have driven changes in segment revenues for the three and six months ended June 30, 2025, as compared to the three and six months ended June 30, 2024:

	Revenue for the three months ended
	June 30, 2024	Foreign exchange translation[1,2]	Acquisitions/ divestitures	Operational change[3]	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$851,451	$348	$—	$120,792	$972,591
Diversified Fresh Produce – EMEA	944,851	57,707	(9,558)	107,797	1,100,797
Diversified Fresh Produce – Americas & ROW	356,057	(882)	—	31,173	386,348
Intersegment revenue	(28,268)	—	—	(3,041)	(31,309)
	$2,124,091	$57,173	$(9,558)	$256,721	$2,428,427

	Revenue for the six months ended
	June 30, 2024	Foreign exchange translation[1,2]	Acquisitions/ divestitures	Operational change[3]	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$1,675,680	$311	$—	$174,745	$1,850,736
Diversified Fresh Produce – EMEA	1,798,449	38,261	(20,046)	176,220	1,992,884
Diversified Fresh Produce – Americas & ROW	832,939	(2,413)	(79,307)	(1,458)	749,761
Intersegment revenue	(61,603)	—	—	(3,947)	(65,550)
	$4,245,465	$36,159	$(99,353)	$345,560	$4,527,831
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable. The amounts included herein relate to discrete divisions in which the impact is reasonably determinable.
3 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
The following tables illustrate the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the three months ended June 30, 2025, as compared to the three months ended June 30, 2024:

	Adjusted EBITDA for the three months ended
	June 30, 2024	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	June 30, 2025

	(U.S. dollars in thousands)
Fresh Fruit	$70,619	$(210)	$262	$2,085	$72,756
Diversified Fresh Produce – EMEA	42,695	2,544	11	3,734	48,984
Diversified Fresh Produce – Americas & ROW	12,107	(124)	180	3,215	15,378
	$125,421	$2,210	$453	$9,034	$137,118

	Adjusted EBITDA for the six months ended
	June 30, 2024	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	June 30, 2025

	(U.S. dollars in thousands)
Fresh Fruit	$140,054	$(95)	$210	$(4,082)	$136,087
Diversified Fresh Produce – EMEA	68,654	1,799	6	6,185	76,644
Diversified Fresh Produce – Americas & ROW	26,812	(232)	(2,118)	4,747	29,209
	$235,520	$1,472	$(1,902)	$6,850	$241,940
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 Operational change represents the remaining change in Adjusted EBITDA after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.

Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the Company’s performance in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the three and six months ended June 30, 2025, as compared to the three and six months ended June 30, 2024.
Fresh Fruit
The increase in Fresh Fruit revenue, net, for the three months ended June 30, 2025 (14.2% or $121.1 million) to $1.0 billion was primarily due to higher worldwide volumes of bananas and pineapples sold, as well as higher worldwide pricing of bananas, pineapples and plantains, partially offset by lower volumes of plantains sold.
The increase in Fresh Fruit Adjusted EBITDA for the three months ended June 30, 2025 (3.0%, or $2.1 million) to $72.8 million was driven by improved performance in pineapples on a worldwide basis as well as strong growth in banana volumes. These improvements were partially offset by higher fruit costs following Tropical Storm Sara that impacted Honduras in November 2024, as well as higher shipping costs due to the impact of an operational disruption for one of our vessels servicing the North American market that has since been resolved.
The increase in Fresh Fruit revenue, net, for the six months ended June 30, 2025 (10.4%, or $175.1 million) to $1.9 billion was primarily due to higher worldwide volumes of bananas and pineapples sold, as well as higher worldwide pricing of bananas, pineapples and plantains, partially offset by lower worldwide volumes of plantains sold.
The decrease in Fresh Fruit Adjusted EBITDA for the six months ended June 30, 2025 (2.8%, or $4.0 million) to $136.1 million was driven primarily by higher fruit costs, due both to high overall sourcing costs in the market and higher fruit costs following Tropical Storm Sara that impacted Honduras in November 2024, as well as higher shipping costs due to the completion of scheduled dry dockings and the impact of an operational disruption for one of our vessels servicing the North American market that has since been resolved. These challenges were partially offset by an improved performance in pineapples on a worldwide basis as well as growth in banana volumes.
Diversified Fresh Produce – EMEA
The increase in Diversified Fresh Produce – EMEA revenue, net, for the three months ended June 30, 2025 (16.5%, or $155.9 million) to $1.1 billion was primarily due to strong performance in the U.K., Spain, Scandinavia and the Netherlands, as well as a favorable impact from foreign currency translation of $57.7 million, as a result of the strengthening of the British pound sterling, Swedish krona and the euro against the U.S. Dollar. These increases were partially offset by a net negative impact of $9.6 million from acquisitions and divestitures. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 11.4%, or $107.8 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the three months ended June 30, 2025 (14.7%, or $6.3 million) to $49.0 million was primarily due increases in earnings in the U.K., Spain and the Netherlands, as well as a favorable impact of $2.5 million from foreign currency translation. These increases were partially offset by weaker performance in South Africa. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 8.7%, or $3.7 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA revenue, net, for the six months ended June 30, 2025 (10.8%, or $194.4 million) to $2.0 billion was primarily due to strong performance in the U.K., Spain, Scandinavia and the Netherlands, as well as a favorable impact of $38.3 million from foreign currency translation as a result of the strengthening of the British pound sterling, Swedish krona and euro against the U.S. dollar. These increases were partially offset by a net negative impact from acquisitions and divestitures of $20.0 million. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 9.8%, or $176.2 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the six months ended June 30, 2025 (11.6%, or $8.0 million) to $76.6 million was primarily due to increases in earnings in the U.K., Spain and the Netherlands, as well as a favorable impact of $1.8 million from foreign currency translation. These increases were partially offset by lower earnings in Germany and South Africa. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was 9.0%, or $6.2 million, ahead of the prior year.

Diversified Fresh Produce – Americas & ROW
The increase in Diversified Fresh Produce – Americas & ROW revenue, net, in the three months ended June 30, 2025 (8.5%, or $30.3 million) to $386.3 million was primarily due to revenue growth in most commodities sold in the North American market, primarily due to volume growth, as well as higher revenues in apples exported from South America.
The increase in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the three months ended June 30, 2025 (27.0%, or $3.3 million) to $15.4 million was primarily driven by strong performance in the southern hemisphere export business, particularly in apples and citrus, as well as continued good performance in the North American market in kiwis, citrus and avocados.
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net, in the six months ended June 30, 2025 (10.0%, or $83.2 million) to $749.8 million was primarily due to the disposal of the Progressive Produce business in mid-March 2024. Excluding the impact of foreign currency translation and acquisitions and divestitures, revenue was 0.2%, or $1.5 million, behind the prior year, primarily due to lower export pricing in key southern hemisphere export products, primarily cherries, as well as decreases in the North American market, particularly due to lower pricing for grapes and lower volumes in avocados.
The increase in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the six months ended June 30, 2025 (8.9%, or $2.4 million) to $29.2 million was primarily driven by strong performance in the North American market in kiwis, citrus and avocados, as well as by an increase for southern hemisphere export products. These increase were partially offset by the disposal of the Progressive Produce business in mid-March 2024. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was 17.7%, or $4.7 million, ahead of the prior year.

Liquidity and capital resources
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
Over the upcoming year, as well as long-term, we believe that cash flow from operating activities, available cash and cash equivalents and access to borrowing facilities will be sufficient to fund any future capital expenditures, debt service, dividend payments and other capital requirements going forward.
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the six months ended June 30, 2025 and June 30, 2024:

	Six Months Ended
	June 30, 2025	June 30, 2024

Cash flow (used in) provided by continuing operations, net:	(U.S. Dollars in thousands)
Operating activities	$(60,446)	$5,258
Investing activities	(46,225)	79,350
Financing activities	124,180	(149,391)
Foreign currency impact	18,859	(8,079)
Cash (used in) provided by discontinued operations, net	(28,720)	16,744
Net decrease in cash	7,648	(56,118)
Cash and cash equivalents, beginning, including discontinued operations	331,719	277,005
Cash and cash equivalents, ending, including discontinued operations	$339,367	$220,887

Cash flows used in operating activities were $60.4 million for the six months ended June 30, 2025, compared to cash flows provided by operating activities of $5.3 million for the six months ended June 30, 2024. There was an increase in normal seasonal cash outflows for receivables during the current year due to the significant increase in revenue in the second quarter of the year and also due to the timing of collections related to the Chilean cherry season. There was also a decrease to cash inflows from accounts payables, accrued liabilities and other liabilities due to seasonal timing of grower payables. These impacts were offset partially by higher inflows related to inventory.
Cash flows used in investing activities were $46.2 million for the six months ended June 30, 2025, compared to cash flows provided by investing activities of $79.3 million for the six months ended June 30, 2024. The decrease in cash provided by investing activities was primarily attributable to proceeds related to the sale of the Progressive Produce business received during the prior year of $115.8 million and an increase to cash capital expenditures in the current year due to the buyout of two finance leases of $36.1 million, offset partially by higher insurance proceeds received in the current year.
Cash flows provided by financing activities were $124.2 million for the six months ended June 30, 2025, compared to $149.4 million used in financing activities for the six months ended June 30, 2024. The increase in cash provided by financing activities was primarily attributable to higher borrowings net of repayments of debt, as well as the impacts of the Refinancing, which resulted in a net inflow of approximately $16.5 million, net of capitalized fees.
Cash used in discontinued operations was $28.7 million for the six months ended June 30, 2025, compared to cash flows provided by discontinued operations of $16.7 million for the six months ended June 30, 2024, primarily due to lower operating income in the current year, as well as higher outflows related to payment timing of payables.
There were $16.9 million and $13.5 million of cash taxes paid for the repatriation tax under Internal Revenue Code Section 965 in the six months ended June 30, 2025 and June 30, 2024, respectively. No further payments are expected for the remainder of fiscal year 2025 and beyond fiscal year 2025.

Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.
The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Cash and cash equivalents	$316,911	$330,017
Debt:
Long-term debt, net	(998,876)	(866,075)
Current maturities	(73,639)	(80,097)
Bank overdrafts	(25,404)	(11,443)
Total debt, net	(1,097,919)	(957,615)
Add: Unamortized debt discounts and issuance costs	(7,815)	(9,531)
Total gross debt	(1,105,734)	(967,146)
Net debt	$(788,823)	$(637,129)
On May 1, 2025, the Company entered into the Amended and Restated Credit Agreement, which includes the Corporate Revolving Credit Facility that provides for up to $600.0 million, and the New Term Loan A and Farm Credit Term Loan, which provides for borrowings of $250.0 million and $350.0 million, respectively. The proceeds of the New Senior Secured Facilities were used to repay the previous Corporate Revolving Credit Facility and previous Term Loan Facilities, as well as expected to finance Dole’s working capital needs and general corporate purposes. The New Senior Secured Facilities have been successfully syndicated.
As a result of the Refinancing, we incurred a net expense of $3.2 million in the three and six months ended June 30, 2025, which is included in other (expense) income, net, in the condensed consolidated statements of operations.
The Corporate Revolving Credit Facility and New Term Loan A have expiration dates of May 1, 2030. The Farm Credit Term Loan has an expiration date of May 1, 2032.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
Both cash and debt are denominated in various currencies, though primarily in the U.S. Dollar, euro, British pound sterling and Swedish krona.
The New Senior Secured Facilities are expected to provide long-term sustainable capitalization.
See Note 12 “Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the Company’s debt and the Refinancing discussed above.

Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit, which includes the borrowing capacity of revolving loans and similar facilities) is used by management to evaluate the amount of capital that is readily available to the Company. Total available liquidity as of June 30, 2025 and December 31, 2024 was as follows:

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Cash and cash equivalents	$316,911	$330,017
Lines of credit	566,050	803,706
Total available liquidity	$882,961	$1,133,723
In addition, Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements are $284.7 million in the aggregate as of June 30, 2025.
As of June 30, 2025, we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $29.7 million and $255.0 million, respectively. As of December 31, 2024, we had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $21.4 million and $255.0 million, respectively.
Commitments and Contingencies
As of June 30, 2025, there were no material changes in our commitments, contractual arrangements or contingencies as compared to those in described in our Annual Report on Form 20-F. Refer to Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for further detail on Dole’s contingencies.
Critical Accounting Estimates
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the unaudited condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the unaudited condensed consolidated financial statements of the Company. Management believes that the areas of goodwill and indefinite-lived intangible assets, income taxes, and pension and other postretirement benefits are the most critical, as they involve the use of significant estimates and assumptions. There have been no material changes or additions to our critical accounting estimates identified above from those described in greater detail in our Annual Report on Form 20-F.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the disclosures on this matter made in our Annual Report on Form 20-F.
Item 4.    Controls and Procedures
Management carried out an evaluation, under the supervision and with the participation of its CEO and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of June 30, 2025. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2025. There were no changes in internal control over financial reporting during the six months ended June 30, 2025 that materially affected, or are reasonably likely to affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1. Legal Proceedings
Dole has been or is currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies. See Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for additional information. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, although these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations, we do not expect them to have a material adverse effect, individually or in the aggregate, on Dole’s results of operation, financial condition or cash flows.
Item 1A. Risk Factors
In addition to the other information set forth in this report, users should carefully consider the factors discussed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, as updated and supplemented below, which could materially affect our business, financial condition or future results. These risks are not the only risks facing the Company, and additional risks and uncertainties not yet known or currently deemed to be immaterial could materially adversely affect our business, financial condition or future results.
There have been no material changes from the risk factor information disclosed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, other than as updated and supplemented below.
Item 5. Other Information
None.